 Filed Pursuant to Rule 253(g)(2)
File No. 024-11263

RED OAK CAPITAL FUND V, LLC

SUPPLEMENT NO. 1 DATED OCTOBER 15, 2020
TO THE OFFERING CIRCULAR DATED AUGUST 13, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund V, LLC (“we,” “our” or “us”), dated August 13, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on August 14, 2020, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

This Supplement No.1 revised the Offering Circular by providing the following updates:

Management

On September 24, 2020, the board of managers of our Sponsor accepted the resignation of Mr. Chip Cummings as a member of the board of managers of our Sponsor and as President of the Company, effective immediately. The board of managers of our Sponsor is now comprised of Gary Bechtel, Jason Anderson, Joseph Elias and Kevin Kennedy. Mr. Bechtel shall serve on our Manager’s Investment Committee and fill the vacancy created by Mr. Cummings’ resignation. All disclosure in the Offering Circular related to the foregoing is hereinafter amended, replaced and/or removed, as applicable.

Risk Factor

Prospective investors should consider the following risk, in addition to the risks included in the “Risk Factors” section of the Offering Circular, before making a decision to purchase the Bonds.

The board of managers of our Sponsor does not have a mechanism in place to break a deadlock on any decision of the board, and any such deadlock may have an adverse effect on the operations of our Sponsor, our Manager and/or us.

Our Sponsor has a board of managers comprised of Gary Bechtel, Jason Anderson, Joseph Elias and Kevin Kennedy. Our Sponsor’s board of managers has exclusive control over the operations of our Sponsor, our Manager and us. There is a risk that the four members of our Sponsor’s board of managers may not be able to agree on matters related to the operation of our Sponsor, our Manager, and/or us. Our Sponsor does not currently have any mechanism to resolve a deadlock amongst the members of our Sponsor’s board of managers. Any resolution to such a deadlock may cause substantial delays in our Sponsor’s ability to make decisions and cause our Sponsor to incur substantial costs, including legal fees, which such delay or financial burden may have a negative impact on our Sponsor, our Manager and/or us.